Exhibit 99.31

NEWS RELEASE

Allied Gold Announces STRATEGIC PARTNERSHIP with UAE-BASED Ambrosia Investment HOLDING and related transactions

TORONTO, ON – February 25, 2025 ─ Allied Gold Corporation (TSX: AAUC, OTCQX: AAUCF) (“Allied” or the “Company”) is pleased to announce a strategic partnership (the “Partnership” or the “Transaction”) with Ambrosia Investment Holding (“Ambrosia”), a United Arab Emirates-based investment fund, marking a significant move to realizing immediate value from its Sadiola mine in Mali, while significantly bolstering the Company’s financial strength and adding an influential partner endorsing Allied’s strong growth trajectory.

The Partnership will leverage the regional, national, and continental understanding and influence of Ambrosia, through the United Arab Emirates in Africa, which will build on Allied’s similar competencies, along with Allied’s technical and operational expertise, strong public markets knowledge, financial capacity, and strategic capital allocation capabilities to accelerate the Company’s growth initiatives, optimize operations, pursue strategic options, and enhance shareholder value. The Transaction recognizes and supports the Company’s inherent value proposition and peer-leading growth strategy while endorsing and complementing the Company’s efforts in Mali, particularly the ongoing phased expansion of its generational Sadiola mine. Furthermore, the Transaction is expected to provide key regional expertise and broader market support through a strategic partner with meaningful financial participation in the Company. The United Arab Emirates has emerged as Africa's most prominent backer of new business, surpassing China. Emirati companies committed over US$110 billion to projects in the continent between 2019 and 2023, including US$72 billion in renewable energy.

The Transaction estimated aggregate proceeds of over US$500 million, including approximately US$250 million in upfront cash consideration, crystalizes significant upfront value for Allied’s shareholders and creates a fortress balance sheet, further improving the Company’s financial flexibility. This robust balance sheet underpins Allied’s transformational growth plans, including the development of its Kurmuk project in Ethiopia and the ongoing phased expansion at Sadiola in Mali.

Kurmuk is expected to start production in mid-2026 with a target production level of approximately 290,000 gold ounces per annum over the first 4 years and 240,000 gold ounces per annum over the life of mine at industry-leading All-In Sustaining Costs(1) (“AISC”). With Proven and Probable Mineral Reserves of 2.7 million ounces of gold and significant geological upside, the Company is targeting a mine life greater than 15 years driven by an extensive exploration program. The phased expansion approach at Sadiola is driving production increases from approximately 170,000 ounces in 2023 to a mid-term range between 200,000 and 230,000 ounces per year as result of oxide ore feed and the implementation of the first expansion phase later this year. This is followed by a further expansion stage expected to be completed in late 2028, which will target a production level of 400,000 gold ounces per annum over the first 4 years and 300,000 gold ounces per annum over a 19-year mine life based on 7.2 million ounces in Mineral Reserves. The Company is advancing metallurgical and engineering studies to confirm the opportunity to increase production over these life-of-mine levels through the optimization of metallurgical recoveries and a progressive expansion approach. The Partnership also contemplates the provision of a state-of-the-art renewable power solution to Sadiola, which is expected to improve the asset's costs and environmental footprint.

The improved financial flexibility arising from the Transaction will provide the opportunity to optimize these expansion plans at Sadiola and Allied’s other assets while also providing the Company with tools to pursue strategic opportunities along with its new partner, Ambrosia.

Transaction Highlights

The Partnership includes the following components:

•	The sale to Ambrosia of 50% of Allied’s interest in Allied Gold ML Corp. (“Allied Holding”), which entity owns, directly and indirectly, Allied’s interests in its Mali operations (the “Mali Transaction”), including 80% of Societe d'Exploitation des Mines d'Or de Sadiola SA (“SEMOS”), for a purchase price comprised of:

o	US$145 million in cash on closing; and

o	present value of US$230 million deferred cash consideration.

As a result of the sale of 50% of Allied’s interest in Allied Holding, a 50:50 joint venture will be created with Ambrosia, which will govern the relationship of the parties in Allied Holding and SEMOS and provide for the governance of the Sadiola mine. Allied will remain the operator of SEMOS and will continue the advancement of the ongoing value-creating initiatives at Sadiola and the execution of its business plan.

•	The implementation of a state-of-the-art power supply system to provide energy to the Sadiola mine under the terms of a power supply agreement between United Arab Emirates-based power solutions company ATGC LLC (“ATGC”) and SEMOS pursuant to which, among other things, ATGC will provide a power solution to SEMOS for a minimum period of 12 years by July 2026, including the deployment of photovoltaic power generation and industry-leading solid-state energy storage. This will provide Sadiola with a reliable, cost-efficient, and environmentally friendly supply of energy for its operations, which is expected to improve its operating costs through a reliable energy supply at rates comparable to or better than those available in the market.

•	Share subscription and market support in connection with which Allied will issue to Ambrosia, on a private placement basis (the “Private Placement”),46,044,270 common shares of Allied (the “Private Placement Shares”) representing approximately 12% of the proforma issued and outstanding shares of the Company, at an issue price of CDN$3.40 per share for aggregate proceeds of CDN$156,550,518, the net proceeds of which will be used by Allied to fund the phased expansion at Sadiola. The issue price represents a modest premium to the five-day volume weighted average price of Allied’s common shares on the Toronto Stock Exchange (the “TSX”) between January 13 and January 17, 2025, being the period during which the parties met and first discussed indicative pricing and other commercial terms of the transaction.

Ambrosia has advised Allied that it intends to increase its participation in the Company through the purchase of Allied's shares in the market following the closing of the Private Placement. Ambrosia has agreed not to exceed 19% aggregate beneficial ownership without the Company’s consent. Accordingly, Ambrosia may achieve 19% proforma ownership in Allied through the acquisition of the Private Placement Shares and market purchases at prevailing market prices.

Transaction Rationale

•	Strategic Regional Expertise: Ambrosia's experience and relationships in West Africa and, in particular, in the Republic of Mali, alongside the strong endorsement from the United Arab Emirates authorities, are expected to complement and enhance the Company’s own relationships and collaborative approach and be of significant value to Allied and its shareholders. Furthermore, the combined expertise and relationships will allow Allied to consider and pursue other significant value-creation opportunities in the region and emerging markets in general.

•	Sadiola Power Solution and Environmental Performance: The power supply agreement with ATGC provides Sadiola with a cost-competitive, reliable, and environmentally friendly supply of energy through the deployment of photovoltaic power generation and state-of-the-art solid-state energy storage. This is expected to improve the mine’s costs ahead of the implementation of the second phase expansion while reducing Sadiola’s reliance on fossil fuels. Furthermore, through the partnership with Ambrosia and ATGC, Allied will gain access to significant technical expertise and capacity to deploy reliable, cost-effective, and renewable energy solutions at its other sites.

•	Value Realization: The Mali Transaction will provide immediate crystallization of value for Allied’s shareholders through the upfront cash payment and the deferred consideration while retaining exposure to the significant growth and mineral reserves at Sadiola. The Mali Transaction values the Company’s 80% interest in the Sadiola mine at US$750 million, representing a premium to the implied trading value of the asset. Additionally, the Company anticipates that, as a result of the Transaction, its remaining 40% interest in Sadiola will garner increased market value as different opportunities for value creation can be accelerated and materialized.

•	Financial Flexibility: The aggregate proceeds from the Private Placement and the Mali Transaction, expected to total over US$500 million, with approximately US$250 million in upfront cash consideration, create a fortress balance sheet, further improving the Company’s financial flexibility. This robust balance sheet underpins Allied’s transformational growth plans, including the development of its Kurmuk project in Ethiopia and the ongoing phased expansion at Sadiola. Kurmuk is expected to start production in mid-2026 with a target production level of approximately 290,000 gold ounces per annum over the first 4 years and 240,000 gold ounces per annum over the life of mine at industry-leading AISC(1). With Proven and Probable Mineral Reserves of 2.7 million ounces of gold and significant geological upside, the Company is targeting a mine life greater than 15 years driven by an extensive exploration program. The phased expansion approach at Sadiola is driving production increases from approximately 170,000 ounces in 2023 to a mid-term range between 200,000 and 230,000 ounces per year as result of oxide ore feed and the implementation of the first expansion phase later this year. This is followed by a further expansion stage expected to be completed in late 2028, which will target a production level of 400,000 gold ounces per annum over the first 4 years and 300,000 gold ounces per annum over a 19-year mine life based on 7.2 million ounces in Mineral Reserves. The Company is advancing metallurgical and engineering studies to confirm the opportunity to increase production over these life-of-mine levels through the optimization of metallurgical recoveries and a progressive expansion approach. The improved financial flexibility arising from the Transaction will provide the opportunity to optimize these expansion plans while also providing the Company with tools to pursue strategic opportunities along with its new partner, Ambrosia.

•	Capital Allocation: The Partnership allows Allied to optimize its capital allocation strategy for its Sadiola mine expansion while retaining exposure to the asset's growth and significant inherent value. In partnership with Ambrosia, the Company can assess improved growth paths for Sadiola, including the studies to increase metallurgical recoveries, the progressive expansion approach, other project optimizations, and their implementation, along with the acceleration of the development of exploration targets and other value-added initiatives in the region. The Transaction also allows the Company to more critically evaluate the potential for growth initiatives at its other assets, including the increase of mine life at its Bonikro and Agbaou assets and the potential development of new mining areas at Kurmuk while preserving a net cash position to pursue other opportunities.

•	Geological Endowment and Returns: The Mali Transaction endorses the significant value opportunity in the Mali-Senegal shear zone and the Sadiola land package in particular. The region hosts several multi-million-ounce deposits, which provide the opportunity to realize sizeable returns on investment.

Peter Marrone, Allied’s Chairman and CEO, commented, “We are delighted with the formation of this strategic alliance and to partner with such influential persons who have a similar understanding and appreciation of Sadiola and the Republic of Mali. Our approach is to establish rapport and build relationships in the countries in which we operate. Our new partners are similarly minded and have experiences in the country that complement ours. We were also impressed with the commitment of the Government of The United Arab Emirates in Africa at large and the Republic of Mali specifically. This is an impressively unique transaction in that it brings together a Canadian company whose management has significant experience and engagement in the country and whose operational competence and experience is tier one, with individuals with comparable in-country experience and bringing a unique and very well-priced power solution to Sadiola which will reduce costs and create a better, longer life operation. We believe this collaboration is the first of its kind, with a Canadian company partnering with Emirati entrepreneurs and business persons investing in Mali. We welcome them as partners in Mali and as shareholders and supporters of our broader growth plans.”

Mr. Ahmed Amer Al Amry, Chairman of Ambrosia, stated: “We are delighted to partner with Allied Gold. We have been looking for some time at establishing an alliance with a high-quality precious metals mining company. We have found that in Allied Gold with its impressive portfolio of assets and management team. We are excited to be a shareholder and will continue to support the efforts of the company. We also look forward to our partnership in Sadiola, which we view as an exceptional opportunity. With the support of the United Arab Emirates government and given our familiarity with the country, we will work cooperatively with the Republic of Mali government, side by side with our partner Allied Gold, to realize, maximize, and expedite the inherent significant value in Sadiola.”

Senior Advisor to the transaction, Omar Abu-Sharif, CEO of Resonance Capital said: “We are delighted with this landmark transaction that was achieved through a strategic vision and structuring innovation, bringing together distinguished and experienced investors from the UAE, and a leading precious metals mining group. This partnership marks the beginning of a strong and promising future, built on a shared vision, expertise, and long-term growth potential.”

Transaction Details

The Company and Ambrosia have entered into a definitive subscription agreement in connection with the Private Placement and binding term sheets providing for the terms of the other components of the strategic partnership. Closing of the Transaction and funding of the Private Placement is subject to finalization and entry into a definitive share purchase agreement relating to the sale of 50% of Allied’s interest in Allied Holding, a joint venture and shareholders agreement to govern the joint venture, a power supply agreement to provide the power solution to SEMOS, as well as the satisfaction of conditions precedent, including receipt of regulatory and third party consents and approvals.

The Private Placement is expected to close on or about March 17, 2025, or such other date as the parties thereto may determine and, as noted above, is subject to the satisfaction of certain closing conditions. The TSX has provided its conditional approval for the listing of the Private Placement Shares. The Private Placement Shares will be subject to a statutory hold period of four months and one day from issuance of such shares on closing of the Private Placement, in accordance with applicable Canadian securities legislation.

Advisors and counsel

In connection with the Transaction and Private Placement, Allied has retained Stifel Nicolaus Canada Inc. and National Bank Financial Inc. as financial advisors, and Cassels Brock & Blackwell LLP and Hogan Lovells International LLP as legal counsel. Ambrosia is being advised by SCP Resource Finance LP as financial advisor and by A&O Shearman and McCarthy Tétrault LLP as legal counsel.

The Board of Directors of Allied has approved the Private Placement and the binding term sheets in connection with the completion of the Transaction. Stifel Nicolaus Canada Inc. and National Bank Financial Inc. have each provided an opinion to the Board of Directors of Allied to the effect that, as of February 23, 2025, the consideration to be received by Allied under the terms of the Mali Transaction is fair, from a financial point of view, to Allied, in each case, subject to the respective limitations, qualifications, and assumptions set forth in such opinions.

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment. It operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier next-generation gold producer in Africa and, ultimately, a leading senior global gold producer.

About Ambrosia Investment Holding

Ambrosia is a newly formed investment fund chaired by Mr. Ahmed Amer Al Amry who is a distinguished UAE businessman with over 35 years of experience in investment, construction, management, real estate, hospitality, and energy. He leads a multinational group with extensive experience and investments across both public and private sectors. The diversified portfolio includes Gulf Investment, Haya Insurance, ATGC Group, Radiant Development, among others, and spans industries such as artificial intelligence, financial institutions, commercial catering, contracting, technology, development, and metals & mining. Additionally, the group is at the forefront of the renewable energy sector, pioneering groundbreaking advancements in power technology. As a key figure in shaping Abu Dhabi’s economic ecosystem, he has played a pivotal role in driving business growth and social development across the MENA region.

About ATGC LLC

ATGC, established in 1972 in Abu Dhabi, is one of the leading and fastest-growing contracting companies in the MENA region. The company has successfully completed multi-disciplinary projects in the design and construction of skyscrapers, solar power plants, mixed-use developments, residential and commercial communities, IT data centers, field hospitals, specialized ETFE structures, indoor intelligent farming facilities, and infrastructure developments.

Conference Call, Webcast, and BMO Conference

Allied Gold is attending the prestigious BMO Global Metals, Mining & Critical Minerals Conference (the “BMO Conference”) in Florida and will host a conference call and webcast on Tuesday, February 25th, 2025, at 9:00 a.m. Eastern Time to discuss the Transaction. Now in its 34th year, the BMO Conference is the preeminent conference for mining, bringing global institutional investors along with other stakeholders and corporate executives into one location for impactful dialogue, presentations, and meetings. The Company is pleased to host the conference call from this leading mining investment conference, and it welcomes investors attending the BMO Conference to meet with management between 9:30 am and 11:00 am at Diplomat Prime.

Dial-In Numbers / Webcast

Toll-free dial-in number (Canada/US):	1-800-898-3989
Local dial-in number:	416-406-0743
Toll Free (UK):	00-80042228835
Participant Passcode:	6826630#
Webcast:	https://alliedgold.com/investors/presentations

For further information, please contact:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

END NOTES

(1)	This is a non-GAAP financial performance measure for which the most directly comparable IFRS measure is cost of sales. Refer to the Non-GAAP Financial Performance Measures section at the end of this news release.

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo, Vice President, Technical Services of Allied. Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking information” including “future oriented financial information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward-looking information included in this press release includes, without limitation, statements with respect to:

•	information concerning the Transaction, including the structure, timing, completion and terms and conditions thereof;

•	information concerning the entering into and terms of definitive documentation with respect to the purchase of 50% of the Company’s interest in its Mali operations, the joint venture and shareholders agreement and power supply agreement;

•	information concerning the conditions precedent to the Transaction, including certain third-party consents and agreements;

•	the anticipated closing of the Private Placement;

•	information concerning Ambrosia’s intention to acquire Allied shares in the market following closing of the Private Placement, up to a maximum aggregate beneficial ownership of 19%;

•	the anticipated benefits of the strategic partnership, including the ability to accelerate growth initiatives, optimize operations, pursue strategic options and enhance shareholder value;

•	the expected benefits to shareholders of the Company as a result of the completion of the Transaction;

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;

•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;

•	the Company’s expectations relating to the performance of its mineral properties;

•	the estimation of Mineral Reserves and Mineral Resources;

•	the estimation of the life of mine of the Company’s projects;

•	the timing and amount of estimated future capital and operating costs;

•	the costs and timing of exploration and development activities;

•	the Company’s community relations in the locations where it operates; and

•	the Company’s aspirations to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include risks and uncertainties related to the Transaction, including the Company’s ability to consummate the Transaction on the proposed terms and on the proposed timeline anticipated, or at all; the satisfaction of conditions precedent to the consummation of the Transaction on the proposed terms and schedule, including obtaining the required third-party consents and agreements, risks relating to the strategic partnership with respect to the Company’s operations in Mali; the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s proposed strategic partnership plans in connection with the Sadiola mine and Africa generally, including the Company’s future plans and objectives as a result of the completion of such Transaction, and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING NON-GAAP MEASURES

The Company has included certain non-GAAP financial performance measures in this press release, which supplement its Consolidated Financial Statements that are presented in accordance with IFRS, including the following:

•	Cash costs per gold ounce sold (which is included in AISC); and

•	AISC per gold ounce sold

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures are intended to provide additional information, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management's determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a company's ability to generate operating earnings and cash flows from its mining operations.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company's ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales, excluding DA. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council ("WGC"), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company's cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company's operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales, excluding DA. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

Mineral Reserves at 31 December 2024

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
Mineral Property	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)
Sadiola Mine	18,427	0.50	295	131,232	1.59	6,702	149,659	1.45	6,997
Korali Sud Mine	1,151	0.70	26	4,188	1.23	166	5,340	1.12	192
Kurmuk Project	21,864	1.51	1,063	38,670	1.35	1,678	60,534	1.41	2,742
Bonikro Mine	6,021	0.76	147	5,961	1.55	297	11,982	1.15	444
Agbaou Mine	2,241	1.59	115	7,250	1.47	343	9,491	1.50	458
Total Mineral Reserves	49,704	1.03	1,645	187,302	1.53	9,187	237,006	1.42	10,832

Notes:

•	Mineral Reserves are stated effective as of December 31, 2024 and estimated in accordance with CIM Standards and NI 43-101

•	Shown on a 100% basis.

•	Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods.

•	Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project.

Sadiola and Korali Sud Mines:

o	Includes an allowance for mining dilution at 8% and ore loss at 3%

o	A base gold price of US$1700/oz was used for the pit optimization with US$1800/oz for Korali Sud.

o	The cut-off grades used for Mineral Reserves reporting were informed by a US$1700/oz gold price and vary from 0.31 g/t to 0.78 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage

Kurmuk Project:

o	Includes an allowance for mining dilution at 18% and ore loss at 2%

o	A base gold price of US$1500/oz was used for the pit optimization, with the selected pit shells using values of US$1320/oz (revenue factor 0.88) for Ashashire and US$1440/oz (revenue factor 0.96) for Dish Mountain

o	The cut-off grades used for Mineral Reserves reporting were informed by a US$1500/oz gold price and vary from 0.30 g/t to 0.45 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage

Bonikro Mine:

o	Includes an allowance for mining dilution of 1m on either side of the mineralized unit and ore loss at 1%

o	A base gold price of $1800/oz was used for the Mineral Reserves for the Bonikro pit:

▪	With the selected pit shell using a value of $1800/oz (revenue factor 1.00)

▪	Cut-off grades vary from 0.57 to 0.63 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage

o	A base gold price of $1800/oz was used for the Mineral Reserves for the Agbalé pit:

▪	With the selected pit shell using a value of US$1800/oz (revenue factor 1.00)

▪	Cut-off grades vary from 0.67 to 0.78 g/t Au for different ore types to the Agbaou processing plant due to differences in recoveries, costs for ore processing and ore haulage

Agbaou Mine:

o	Includes an allowance for mining dilution of 1m on either side of the mineralized unit and ore loss at 1%

o	A base gold price of $1800/oz was used for the Mineral Reserves for the:

▪	Pit designs (revenue factor 1.00)

▪	Cut-off grades which range from 0.41 to 0.63 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage

Mineral Resources at 31 December 2024

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated Mineral Resources
Mineral Property	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)
Sadiola Mine	19,833	0.55	349	192,248	1.55	9,610	212,081	1.46	9,958
Korali Sud Mine	1,194	0.73	28	6,411	1.29	266	7,605	1.20	294
Kurmuk Project	20,472	1.74	1,148	37,439	1.64	1,972	57,912	1.68	3,120
Bonikro Mine	9,649	1.08	336	30,565	1.37	1,345	40,214	1.30	1,681
Agbaou Mine	1,748	2.29	129	7,579	2.06	502	9,327	2.10	631
Total Mineral Resources	52,896	1.17	1,990	274,242	1.55	13,694	327,137	1.49	15,684

Inferred Mineral Resources at 31 December 2024

	Inferred Mineral Resources
Mineral Property	Tonnes (kt)	Grade (g/t)	Content (koz)
Sadiola Mine	14,271	1.08	496
Korali Sud Mine	316	0.73	7
Kurmuk Project	5,980	1.62	311
Bonikro Mine	11,129	1.33	474
Agbaou Mine	1,986	2.35	150
Total Mineral Resources	33,683	1.33	1,439

Notes:

•	Mineral Resources are estimated in accordance with CIM Standards and NI 43-101

•	Shown on a 100% basis

•	Are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

•	The Sadiola, Korali Sud, Bonikro, and Agbaou Mineral Resource Estimates are listed at 0.5 g/t Au cut-off grade, constrained within an US$2000/oz pit shell and depleted to 31 December 2024

•	The Kurmuk Mineral Resource Estimate is listed at 0.5 g/t Au cut-off grade, constrained within an US$1800/oz pit shell.

•	Rounding of numbers may lead to discrepancies when summing columns

Mineral Property	Qualified Person
	Mineral Resources	Mineral Reserves
Sadiola Mine	Shane Fieldgate	Steve Craig
Korali Sud Mine	Phillip Schiemer	Steve Craig
Kurmuk Project	Phillip Schiemer	Steve Craig
Bonikro Mine	Phillip Schiemer	Esteban Chacon
Agbaou Mine	Phillip Schiemer	Esteban Chacon